                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                  (Mark One):

         [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2001.
                                            -----------------

                                    OR

         [_]      TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                  For the transition period from __________ to _________


                   Commission file number     1-10890
                                          ----------------



              HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                            (Full title of the Plan)



                        HORACE MANN EDUCATORS CORPORATION

                1 Horace Mann Plaza, Springfield, Illinois 62715
              Registrant's telephone number, including area code:
                                (217) 789 - 2500
                 (Name, Address and Telephone Number of Issuer)

                              REQUIRED INFORMATION


Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited statements and schedule are prepared in accordance with the requirements of ERISA for the Plan's fiscal years ended December 31, 2001 and 2000 are presented on pages 3 through 17.

                 Financial Statements and Supplemental Schedule

                         Horace Mann Service Corporation
                           Retirement and Savings Plan

                     Years ended December 31, 2001 and 2000
                       with Report of Independent Auditors

                            Horace Mann Supplemental
                          Retirement and Savings Plan

                              Financial Statements
                           and Supplemental Schedule


                     Years ended December 31, 2001 and 2000



                                    Contents

Report of Independent Auditors...........................................................................  5

Financial Statements

Statements of Net Assets Available for Benefits..........................................................  6
Statements of Changes in Net Assets Available for Benefits...............................................  7
Notes to Financial Statements ...........................................................................  8

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)........................................... 17

                         Report of Independent Auditors

Pension Committee and The Board of Directors
Horace Mann Educators Corporation

We have audited the accompanying statements of net assets available for benefits of Horace Mann Supplemental Retirement and Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 10, 2002

              Horace Mann Supplemental Retirement and Savings Plan

                 Statements of Net Assets Available for Benefits

                                                                                       December 31
                                                                                  2001             2000
                                                                              -----------------------------
  Assets
  Investments:
    Equity securities                                                         $35,075,088       $33,675,390
    Fixed income securities                                                    10,386,614        15,123,378
    Group Annuity contract, at contract value                                  36,447,269        35,701,798
    Horace Mann Educators Corporation Common Stock,
      at fair value (cost $9,372,748 in 2001, $11,033,924
      In 2000)                                                                 10,279,600        12,098,150
                                                                              -----------------------------

     Total assets                                                              92,188,571        96,598,716

  Liabilities
  Withdrawals payable to participants                                                   -         1,148,367
                                                                              -----------------------------

  Net assets available for benefits                                           $92,188,571       $95,450,349
                                                                              =============================

See accompanying notes to financial statements.

              Horace Mann Supplemental Retirement and Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                  Year ended December 31
                                                                   2001             2000
                                                              ------------------------------
Additions
Investment income (loss):
   Net realized and unrealized depreciation
     of investments                                           $  (4,507,978)    $ (3,049,467)
   Interest                                                       2,001,458        2,168,375
   Dividends                                                              -        1,328,618
                                                              ------------------------------
                                                                 (2,506,520)         447,526
Contributions:
   Employer                                                       2,301,217        2,312,738
   Employee                                                       6,266,060        5,629,937
                                                              ------------------------------
Total additions                                                   6,060,757        8,390,201

Deductions
Withdrawals by participants                                      (9,082,208)     (12,229,568)
Management fees                                                    (240,327)         (47,831)
                                                              ------------------------------
Total deductions                                                 (9,322,535)     (12,277,399)
                                                              ------------------------------
Net decrease                                                     (3,261,778)      (3,887,198)

Net assets available for benefits
Beginning of year                                                95,450,349       99,337,547
                                                              ------------------------------
End of year                                                   $  92,188,571      $95,450,349
                                                              ==============================

See accompanying notes to financial statements.

              Horace Mann Supplemental Retirement and Savings Plan

                          Notes to Financial Statements

                                December 31, 2001

1.  General Plan Information

Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC, HMSC and HMEC, collectively referred to as the Company). The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan Document or the employee Summary Plan Description entitled Your Horace Mann Benefits Program for additional information.

The Plan is a voluntary defined-contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Participating employees may contribute up to 10% of eligible compensation, including salary, overtime, commissions, and certain incentive bonuses on a before-tax basis to one or more of twenty available investment funds. Effective, April 1, 2002, participants will be able to contribute 20% of eligible compensation.

Prior to January 1, 2002, the Company contributed an amount equal to 50% of the first 6% of eligible compensation contributed by participating employees. Employer contributions and earnings thereon are 20% vested for each year of service, with full vesting occurring after five years of service. In addition, employer contributions generally become fully vested in the event of disability or death. Forfeitures of nonvested employer contributions serve to reduce future Company matching contributions. Participant contributions and earnings thereon are fully vested at all times. Effective January 1, 2002, an automatic 3% Company contribution will replace the 50% Company match of the first 6% contributed. The 3% Company contribution will be 100% vested at the time the contribution is made and will be participant-directed. Company match contributions made prior to January 1, 2002, will continue to vest at the rate of 20% per year of service.

In accordance with the Omnibus Budget Reconciliation Act of 1993, eligible compensation for purposes of contributions were limited to $170,000 in 2001 and 2000. Prior to January 1, 2002, highly compensated employees were limited to 6% participant contributions and 3% Company matching contributions. However, effective January 1, 2002, with the adoption of the Company's "safe harbor" contribution, highly compensated employees may contribute up to 20% of eligible compensation.

              Horace Mann Supplemental Retirement and Savings Plan

Participant Accounts and Benefits

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of Plan investment earnings. The benefit to which a given participant is entitled is the benefit that can be provided from that participant's vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 2,160 and 2,367 participants at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, the number of participants' subaccounts in the respective investment funds were as follows:

                                                              2001         2000
                                                           ---------------------
Separate Account -Horace Mann Mutual Funds
     Equity Fund                                             1,234        1,467
     Balanced Fund                                             841          944
     Small Cap Growth Fund                                     956        1,205
     Socially Responsible Fund                                 689          822
     International Equity Fund                                 793        1,005
     Income Fund                                               221          181
     Short-Term Investment Fund                                100           92

Other Mutual Funds
     Wilshire Large Company
       Growth Portfolio                                         335         380
     Wilshire 5000 Index Portfolio                              391         312
     T Rowe Price Small Cap Value Fund                          190           -
     Fidelity VIP Mid Cap Growth Portfolio                      185           -
     Strong Opportunity Fund II                                 153           -
     Fidelity VIP Growth Portfolio                              169           -
     T Rowe Price Small Cap Stock Fund                          167           -
     Putnam VT Vista Fund                                       110           -
     Davis Value Portfolio                                       76           -
     J.P. Morgan U.S. Disciplined Equity Portfolio               58           -
     Fidelity VIP Overseas Portfolio                             56           -

Horace Mann Fixed Fund                                        1,214       1,233
HMEC Common Stock Fund                                          914       1,017

              Horace Mann Supplemental Retirement and Savings Plan

1.  General Plan Information (continued)

Trust Agreement

All plan assets are held in trust by The Northern Trust Quantitative Advisors, Inc. The assets of the Plan are deposited in participant-directed investments: any of seven Horace Mann Mutual Fund Options available within the Horace Mann Life Insurance Company (HMLIC) Separate Account, the Wilshire Large Company Growth Portfolio and the Wilshire 5000 Index portfolio (collectively the Wilshire Funds), the Fidelity VIP Mid Cap Growth Portfolio, the Fidelity VIP Growth Portfolio, the Fidelity VIP Overseas Portfolio (collectively the "Fidelity Funds"), T Rowe Price Small Cap Stock Fund and the T Rowe Price Small Cap Value Fund, the Davis Value Portfolio, the Strong Opportunity Fund II, the J.P. Morgan U.S. Disciplined Equity Portfolio, the Putnam VT Vista Fund, a group annuity contract with HMLIC, or the HMEC Common Stock Fund.

Effective July 1, 2000, Northern Trust Qualitative Advisors, Inc. began performing the Plan administration. Prior to July 1, 2000, the Company performed all administrative services for the Plan.

Transfers and Withdrawals

Effective July 1, 2000, participants may transfer all or a portion of their account balance between the various investment funds on a daily basis. Participant withdrawals (as allowed under the Plan) are permitted on a weekly basis. Previously, transfers and withdrawals were permitted on a monthly basis.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in the Company's matching contributions and related investment earnings.

Reclassifications

Certain amounts in the 2000 financial statements have been reclassified to conform with the 2001 presentation.

              Horace Mann Supplemental Retirement and Savings Plan

2.  Investments

Mutual Funds

A separate account has been established by HMLIC for the purpose of separately investing Plan assets in one or more of seven mutual funds, (Equity Fund, Balanced Fund, Small Cap Growth Fund, Socially Responsible Fund, International Equity Fund, Income Fund, and Short-Term Investment Fund). In addition, the Plan provides eleven additional mutual fund options for participants, the Wilshire Funds, the Fidelity Funds, T Rowe Price Small Cap Stock Fund and the T Rowe Price Small Cap Value Fund, the Davis Value Portfolio, the Strong Opportunity Fund II, the J.P. Morgan U.S. Disciplined Equity Portfolio, and the Putnam VT Vista Fund.

The investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The investments of the underlying mutual funds are primarily common stocks, U.S. government and corporate bonds, and short-term commercial paper. The common stocks and bonds are presented at fair value, based on quoted market prices, and the short-term commercial paper is presented at cost, which approximates fair value.

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                       December 31,
                                                                2001                   2000
                                                            -----------------------------------
Equity Fund                                                 $15,559,955             $17,561,721
Balanced Fund                                                 9,535,942              10,338,363
Small Cap Growth Fund                                         4,948,649               8,171,669
HMLIC group annuity contract                                 36,447,269              35,701,798
Horace Mann Educators Corporation common stock               10,279,600              11,038,924

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,661,841 as follows:

                                                Net Realized and Unrealized
                                               Depreciation in Fair Value of
                                                        Investments
                                               -----------------------------
Mutual funds                                                    $(3,493,605)
Common stock                                                       (168,236)
                                               -----------------------------
Total                                                           $(3,661,841)
                                               =============================

              Horace Mann Supplemental Retirement and Savings Plan

2.  Investments (continued)

Total annual returns for each of the mutual funds were as follows:

                                                            Annual Investment Returns
                                        -------------------------------------------------------------------
                                                                                Period ended
                                                  1 Year                     December 31, 2001
                                        -------------------------------------------------------------------

                                            2001           2000           5 year          10 year
                                        -------------------------------------------------------------------
Separate Account - Horace
   Mann Mutual Funds:
Equity Fund                                 (5.41)%        (4.64)%         2.11%           8.61%
Balanced Fund                                0.12           0.93           4.01            7.83
Small Cap Growth Fund                      (30.70)        (10.84)             -               -
Socially Responsible Fund                   (8.47)          8.79              -               -
International Equity Fund                  (27.29)        (17.51)             -               -
Income Fund                                  7.53           8.89           5.32            5.04
Short-Term Investment Fund                   3.86           5.81           3.83            3.22

Other Mutual Funds
Wilshire Large Company
  Growth Portfolio                         (16.62)        (15.59)             -               -
Wilshire 5000 Index Portfolio              (11.50)        (10.10)             -               -
T Rowe Price Small Cap Value Fund          (21.84)             -              -               -
Fidelity VIP Mid Cap Growth
    Portfolio                               (3.49)             -              -               -
Strong Opportunity Fund II                  (3.92)             -              -               -
Fidelity VIP Growth Portfolio              (17.85)             -              -               -
T Rowe Price Small Cap Stock
  Fund                                       6.60              -              -               -
Putnam VT Vista Fund                       (33.53)             -              -               -
Davis Value Portfolio                      (10.38)             -              -               -
J.P. Morgan U.S. Disciplined
     Equity Portfolio                      (11.92)             -              -               -
Fidelity VIP Overseas Portfolio            (21.15)             -              -               -

              Horace Mann Supplemental Retirement and Savings Plan

The composition of the underlying investments in each of the mutual funds at December 31, 2001 and 2000, was as follows:

                                                            2001        2000
                                                           ------------------
Equity Fund:
   Common and preferred stock                                99%         99%
   Cash and short-term investments                            1           1

Balanced Fund:
   Equity Fund                                               62          47
   Income Fund                                               38          53

Small Cap Growth Fund:
   Common stock                                              96          94
   Cash and short-term investments                            4           6

Socially Responsible Fund:
   Common and preferred stock                                97          99
   Cash and short-term investments                            3           1

International Equity Fund:
   Common and preferred stock                                95          91
   Cash and short-term investments                            5           9

Income Fund:
   U.S. and foreign government and agency obligations        62          66
   Corporate bonds/notes                                     38          34

Short-Term Investment Fund:
   U.S. and foreign government and agency obligations        92          99
   Cash and short-term investments                            8           1

Wilshire Large Company Growth Portfolio:
   Common and preferred stocks                              100         100

Wilshire 5000 Index Portfolio:
   Common and preferred stocks                              100         100

              Horace Mann Supplemental Retirement and Savings Plan

2.  Investments (continued)

                                                          2001        2000
                                                         ------------------

T Rowe Price Small Cap Value Fund:
    Common and preferred stocks                           100%          -

Fidelity VIP Mid Cap Portfolio:
   Common and preferred stocks                            100           -

Strong Opportunity Fund II:
   Common and preferred stocks                            100           -

Fidelity VIP Growth Portfolio:
   Common and preferred stocks                            100           -

T Rowe Price Small Cap Stock Fund:
   Common and preferred stocks                            100           -

Putnam VT Vista Fund:
   Common and preferred stocks                             97           -
    Short-term investments                                  3           -

Davis Value Portfolio:
   Common and preferred stocks                            100           -

J.P. Morgan U.S. Disciplined Equity Portfolio:
   Common and preferred stocks                            100           -

Fidelity VIP Overseas Portfolio
   Common and preferred stocks                            100           -

Group Annuity Contract

Plan participants may invest in a fixed interest rate group annuity contract with HMLIC (Fixed Fund). Plan assets invested in this contract are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants. The fair value of the group annuity contract is approximately equal to contract value.

              Horace Mann Supplemental Retirement and Savings Plan

The actual credited interest rate on the group annuity contract was 5.25% and 6.25% for the years ended December 31, 2001 and 2000, respectively.

The minimum guaranteed annual interest rate per the group annuity contract is 4.5%. The actual credited interest rate may be reset by HMLIC with 30 days advance notice, but is generally changed once at the beginning of each Plan year. Beginning January 1, 2002, the actual crediting rate was continued at 5.25%.

HMEC Common Stock Fund

The Plan's HMEC Common Stock Fund at December 31, 2001 and 2000, consisted of a pooled investment in 484,430 shares and 565,995 shares, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at fair value with a quoted market price of $21.22 and $21.37 per share, respectively.

Total annual returns for investments in the HMEC Common Stock Fund were as follows:

                          Annual Investment Returns
               -----------------------------------------------
                           1 Year              Since inception
               ------------------------------
                   2001              2000      (November 1991)
               ------------------------------  ---------------

                   1.5%              11.8%           10.4%

3.  Administrative Expenses

Beginning July 1, 2000, the Plan pays for its own administrative fees (.22%). All investment fees have been included in the quarterly performance gains or losses reported for individual Plan investments.

              Horace Mann Supplemental Retirement and Savings Plan

3.  Administrative Expenses  (continued)

Prior to July 1, 2000, the Company paid all administrative costs for the operation of the Plan and related trust, which consist primarily of trustee, audit, and legal fees. The investment results of the separate account are net of investment and operating expenses charged by HMLIC and the Separate Account - Horace Mann Mutual Funds. Minimal brokerage and commission fees for the purchase of HMEC common stock are paid directly by the Trustee from the HMEC Common Stock Fund.

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 17, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is exempt from taxation. On February 28, 2002, the Plan was amended and restated to conform with the plan changes effective January 1, 2002, the series of tax acts collectively referred to as "GUST" and the Economic Growth and Tax Relief Reconciliation Act (EGTRRA), and submitted to the IRS for favorable determination. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                              Supplemental Schedule

              Horace Mann Supplemental Retirement and Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2001

       Number
     of Shares                                                                            Contract or
      or Units             Description of Investment                      Cost            Fair Value
------------------------------------------------------------------------------------------------------
                  Separate Account - Horace Mann
                    Mutual Funds*:
       777,077         Equity Fund                                     $17,600,819       $  15,559,955
       539,571         Balanced Fund                                     9,682,487           9,535,942
       400,182         Small Cap Growth Fund                             6,317,724           4,948,649
       254,385         Socially Responsible Fund                         3,352,958           3,542,738
       261,861         International Equity Fund                         3,742,703           2,787,244
        42,957         Income Fund                                         582,556             623,386
        20,652         Short-Term Investment Fund                          221,582             227,286
                                                                       -------------------------------
                  Total separate account - Horace Mann
                     Mutual Funds                                       41,500,829          37,225,200

                  Other mutual Funds:
                  Wilshire Large Company Growth
        61,631       Portfolio                                           3,411,087           1,911,181
       208,986    Wilshire 5000 Index Portfolio                          2,044,034           1,950,051
        42,327    T Rowe Price Small Cap Value Fund                        988,572           1,088,579
        36,552    Fidelity VIP Mid Cap Portfolio                           687,618             717,137
        23,547    Strong Opportunity Fund II                               616,789             626,478
        16,666    Fidelity VIP Growth Portfolio                            618,663             597,641
        17,462    T Rowe Price Small Cap Stock Fund                        458,153             495,651
        24,416    Putnam VT Vista Fund                                     329,717             318,109
        29,618    Davis Value Portfolio                                    308,629             297,434
                  J.P. Morgan U.S. Disciplined Equity
        11,106       Portfolio                                             150,379             146,394
         5,574    Fidelity VIP Overseas Portfolio                          105,084              87,847
                                                                       -------------------------------

                  Total other mutual funds                               9,718,725           8,236,502

           N/A    HMLIC Group Annuity Contract*                         36,447,269          36,447,269

                  Horace Mann Educators Corporation
       484,430       Common Stock*                                       9,372,748          10,279,600
                                                                       -------------------------------
                                                                       $97,039,571         $92,188,571
                                                                       ===============================

*Represents a party in interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date 28 June 2002                  HORACE MANN SUPPLEMENTAL RETIREMENT
    -----------------                                   AND SAVINGS PLAN

                                                             /s/ Kathryn E. Karr
                                                             -------------------
                                               Kathryn E. Karr
                                               Plan Administrator
                                               Vice President,
                                               Corporate Benefits Administration

                                    EXHIBITS

     23.  Consent of Independent Auditors

                                       19